Exhibit 99.1

SOLID OPERATING PERFORMANCE MAINTAINS PRODUCTION WITHIN GUIDANCE

ALL AMOUNTS EXPRESSED IN US DOLLARS

Toronto, August 10, 2020 — At the year’s halfway mark, Barrick Gold Corporation (NYSE:GOLD)(TSX:ABX) was on track to achieve annual production within its 2020 guidance range, despite the impact of the Covid-19 pandemic, the company said today.

Second quarter results show year-to-date gold production of 2.4 million ounces, at the mid-point of its 4.6 million to 5 million ounce annual guidance, driven by strong operating performances, particularly from Nevada Gold Mines (NGM) in the United States, Loulo-Gounkoto in Mali and Kibali in the Democratic Republic of Congo. Barrick’s copper portfolio continued to outperform with Lumwana in Zambia posting its best quarterly production in years.

Operating cash flow exceeded $1 billion for the quarter and free cash flow1 was $522 million. Net earnings per share was 20 cents. Adjusted net earnings per share2 was 23 cents, up 44% from Q1 and well ahead of the market consensus, debt net of cash was reduced by almost 25% to $1.4 billion from the end of Q1, and the quarterly dividend was increased by 14% to 8 cents per share. The quarterly dividend has more than doubled since the announcement of the merger between Barrick and Randgold in September 2018. The non-core asset disposal strategy, which is ongoing, has so far delivered value of $1.5 billion of which $1.25 billion was in cash.

CONTINUED ON PAGE 3

Key Performance Indicators

Financial and Operating Highlights

Financial Results	Q2 2020	Q1 2020	Q2 2019

Realized gold price[3,4]	1,725	1,589	1,317
($ per ounce)

Net earnings[5]	357	400	194
($ millions)

Adjusted net earnings[2]	415	285	154
($ millions)

Net cash provided by operating activities ($ millions)	1,031	889	434

Free cash flow[1]	522	438	55
($ millions)

Net earnings per share	0.20	0.22	0.11
($)

Adjusted net earnings per share[2] ($)	0.23	0.16	0.09

Attributable capital expenditures[6] ($ millions)	402	364	361

Operating Results
	Q2 2020	Q1 2020	Q2 2019

Gold

Production[4]	1,149	1,250	1,353
(000s of ounces)

Cost of sales (Barrick’s share)[4,7]	1,075	1,020	964
($ per ounce)

Total cash costs[4,8]	716	692	651
($ per ounce)

All-in sustaining costs[4,8]	1,031	954	869
($ per ounce)

Copper

Production[9]	120	115	97
(millions of pounds)

Cost of sales (Barrick’s share)[9,10]	2.08	1.96	2.04
($ per pound)

C1 cash costs[8,9]	1.55	1.55	1.59
($ per pound)

All-in sustaining costs[8,9]	2.15	2.04	2.28
($ per pound)

Q2 2020 Results Presentation

Webinar and Conference Call

President and CEO Mark Bristow will host an interactive webinar on the results today at 11:00 EDT / 15:00 UTC. The presentation will be linked to the webinar and conference call.

Go to the webinar

US and Canada (toll-free) 1 800 319 4610

UK (toll-free) 0808 101 2791

International (toll) +1 416 915 3239

The Q2 2020 presentation materials will be available on Barrick’s website at www.barrick.com and the webinar will remain on the website for later viewing.

◾	Continued solid performance positions Barrick well within annual production guidance, despite Covid-19 challenges

◾	Improvement in safety management following increased focus

◾	Strong cash generation highlights quality of assets and leverage to gold price

◾	Barrick continues to be vigilant in its approach to contain the impact of Covid-19

◾	Higher gold prices also result in higher royalty payments and costs

◾	Strong operating performance for copper with costs per pound at lower end of the guidance range

◾	Operating Cash Flow in excess of $1.0 billion and Free Cash Flow[1] greater than $0.5 billion for the quarter

◾	Net debt down almost 25% to $1.4 billion with no significant maturities until 2033

◾	Net earnings per share of 20 cents; adjusted net earnings per share[2] up 44% to 23 cents for the quarter

◾	Strong operating performance from Tier One[12] assets, with Pueblo Viejo production impacted by planned maintenance shutdown

◾	Veladero production impacted by Argentina’s Covid-19 movement and social distancing restrictions

◾	30% of stockpiled concentrate shipped from Tanzania and first $100 million paid to Government

◾	Agreement reached in Mali to extend the Loulo convention to 2038

◾	Significant exploration drill results from Nevada, Dominican Republic, Mali and Tanzania

◾	Pueblo Viejo expansion, Goldrush development, Turquoise Ridge shaft and other key projects remain on track despite Covid-19 challenges

◾	Non-core asset disposal strategy delivers $1.5 billion value realization, including $1.25 billion in cash, with more to come

◾	Barrick increases quarterly dividend by 14% to $0.08 per share

BARRICK SECOND QUARTER 2020	2	PRESS RELEASE

CONTINUED FROM PAGE 1

President and chief executive Mark Bristow said the strong cash generation demonstrated the quality of Barrick’s assets, management’s ability to capture the full benefit of higher gold prices, effective operational execution and the group’s deft handling of the Covid-19 pandemic’s impact.

“Our flattened and decentralized management structure was a major factor in contending with Covid-19 while at the same time continuing to meet short-term targets and making significant progress towards our strategic objectives. Our major projects, including the expansion of Pueblo Viejo, the Goldrush development and the Turquoise Ridge shaft, remain on track. The only exception was Veladero, where the heap leach and cross-border Chilean power line projects were impacted by the Argentine government’s pandemic quarantine restrictions,” Bristow said.

“We also maintained our strong environmental, social and governance focus during this difficult period. The Lost Time Injury Frequency Rate decreased by 15.6% quarter on quarter, and we further reduced our carbon emissions and continued to improve our water recycling and reuse performance.”

Dealing with the operations, Bristow said in North America, NGM led by Cortez trended towards the upper end of its guidance as the integrated structure allowed the management team to adjust ore routing through Carlin’s processing facilities in real time, while at the restructured Hemlo in Canada, exploration was indicating support for extending the Life of Mine beyond 10 years at a production profile of around 220,000 ounces per year.

In the Africa and Middle East region, Loulo-Gounkoto and Kibali were also at the upper end of their guidance. The Tanzanian assets are still being resuscitated but exports of the stockpiled concentrate have resumed and the Bulyanhulu underground operation is being recommissioned. Bristow said between them, North Mara and Bulyanhulu were capable of producing more than 500,000 ounces annually for at least 10 years.13

In Latin America, Pueblo Viejo’s production was down as expected due to a planned plant maintenance shutdown, while production and costs at Veladero were impacted by a nationwide quarantine and severe winter weather.

Porgera in Papua New Guinea remains on care and maintenance while the issue of its Special Mining Lease is before the court.

Bristow said during the quarter there had been significant exploration results from Nevada, the Dominican Republic, Mali and Tanzania, and the expectation was to add significant mineral resources at most operations this year.

QUARTERLY DIVIDEND INCREASED BY 14%

Barrick’s Board of Directors has declared a dividend for the second quarter of 2020 of $0.08 per share, a 14% increase on the previous quarter’s dividend, payable on September 15, 2020, to shareholders of record at the close of business on August 31, 2020.14

Senior executive vice-president and chief financial officer Graham Shuttleworth says that Barrick’s quarterly dividend has more than doubled since the announcement of the Barrick-Randgold merger in September 2018, reflecting Barrick’s continued strong financial performance.

“The Board believes that the dividend increase is sustainable and reflects the ongoing robust performance of our operations and continued improvement in the strength of our balance sheet, with total liquidity of $6.7 billion, including a cash balance of $3.7 billion at the end of the second quarter, and no material debt repayments due before 2033,” said Shuttleworth.

QUARTERLY DIVIDEND PER SHARE

The Q2 2020 dividend of $0.08 is a 14% increase on the previous quarter.

BARRICK SECOND QUARTER 2020	3	PRESS RELEASE

STRONG STRUCTURE, PARTNERSHIP CULTURE

DRIVE PROMPT AND EFFECTIVE

PANDEMIC RESPONSE

A fit-for-purpose management structure coupled with its deeply embedded health and welfare commitment enabled Barrick to buffer the impact of the Covid-19 pandemic on its business, people and communities as well as to provide vital support to its host governments.

Barrick has provided more than $20 million in support to its host communities, much of it in the form of medical supplies and equipment.

President and chief executive Mark Bristow says the company’s flattened and regionally devolved management formation provided the ideal platform for immediate site-appropriate action and swift engagement with local stakeholders.

“Caring for the wellbeing of our employees and communities is a key characteristic of the Barrick DNA. Our financial strength, well-established prevention practices and procedures, and the experience we gained from dealing with two Ebola pandemics around our African operations stood us in good stead as we faced this new and unprecedented challenge,” he says.

“At all our sites, strict access, screening, sanitation and isolation measures were implemented and through our community engagement channels, we also took the lead in introducing these protocols, supported by education programs, to our neighbours. The provision of rapid antibody testing kits to local clinics and hospitals was particularly valuable in helping them to manage the pandemic’s initial onslaught.”

Barrick’s group sustainability executive, Grant Beringer, says that to date the company has provided more than $20 million in support to its host communities, much of it in the form of medical supplies and equipment. In addition, some of its businesses have prepaid taxes to ease the pandemic’s pressure on their host countries’ economies.

In the Dominican Republic, Pueblo Viejo prepaid $113 million to the tax authorities, bringing its total tax payments to the government to more than $2 billion since 2013. In Mali, the Loulo-Gounkoto complex made an early tax and royalty payment of $20 million and in Côte d’Ivoire, Tongon prepaid $5 million. In Nevada, the state legislature has approved an offer by Nevada Gold Mines (NGM) to prepay net proceeds tax as a Covid-19 relief measure. Under this arrangement, NGM expects to pay $170 million to the state by March 2021. In addition, NGM has chosen not to take up the option of deferring payroll tax payments amounting to $40 million. Deferral of these payments is allowed under US legislation aimed at supporting businesses through the pandemic.

“We recognize the importance our tax contribution makes to Nevada’s economy and NGM is stepping up to support the state at a time when other businesses there find themselves in financial distress,” says Bristow.

“In Nevada, as elsewhere in our global operations, our aid has not been prompted by self-interested commercial considerations, but by Barrick’s foundational philosophy of partnership, which in this time of crisis has again demonstrated its value to our stakeholders.”

Beringer notes that Barrick operates in 12 countries, each with its own culture and at different stages of economic development. Consequently, aid was tailored to their particular needs in consultation with their governments.

“In Latin America, support has been focused on infrastructural and equipment needs. In Africa, the emphasis has been on improving existing healthcare facilities and capacity. Where financial donations were made, we engaged thoroughly with the governments to identify specific requirements and assisted them in sourcing equipment and supplies. In the DRC, we converted Kibali’s Ebola isolation centre into a 100-patient Covid-19 treatment facility tailored to government guidelines. In North America we sought to stimulate local economies, for example by donating vouchers to employees that are only redeemable at stores and service providers in the local community. NGM has also established a fund to help local businesses impacted by the pandemic,” he says.

“The commitments our sites made to community investment and development prior to the Covid-19 outbreak remain intact and are being fulfilled in conjunction with our pandemic support programs. These include major projects such as the Durba road in the DRC and the shift to local contractors and suppliers in Tanzania.”

At the group level, all Barrick’s significant expansion projects remain on track, with internal teams having been trained to lessen reliance on external contractors. Among these are the solar power programs in West Africa and Nevada, the expansion of Pueblo Viejo in the Dominican Republic, the Bulyanhulu underground project in Tanzania, and the Goldrush and Turquoise Ridge developments in Nevada.

BARRICK SECOND QUARTER 2020	4	PRESS RELEASE

TANZANIA MINES FOCUS ON SOCIAL LICENSE

AND REBUILDING MINING OPERATIONS

When Barrick took over the Acacia assets in Tanzania in September last year, it was faced with a clean-up of Herculean proportions:

◾	Relations between the former management and the government as well as the community had broken down completely.

◾	North Mara had been closed under an environmental protection order.

◾	Bulyanhulu had been overrun by some 20,000 illegal miners and was no longer operating.

◾	The government had frozen all concentrate sales as well as the concentrate containers held under court order at port.

◾	There were hundreds of longstanding grievances, property disputes and accusations of human rights abuses at the mines.

◾	No geological block modelling, mineral resource management or mine planning had been done at the mines.

◾	Survey data was significantly incorrect, and capital allocation as well as executive decision-making were haphazard at best.

The first priority of Africa and Middle East chief operating officer Willem Jacobs and his team was to regain the trust of the government, which they did so successfully that the framework agreement which had been in limbo for years, was swiftly finalized and signed at a ceremony attended by Tanzanian president John Magufuli and Barrick president and chief executive Mark Bristow. This was followed by the establishment of Twiga Minerals Corporation, a joint venture between Barrick and the government designed to oversee the management of the mines as well as the equal sharing of the economic benefits they create.

Greatly assisted by the Twiga board, Barrick and the affected communities soon agreed on a way forward to settle all the legacy land claims at North Mara.

Barrick’s DNA was infused into Tanzania with the introduction of key staff from its Mali operations, after the change of all but two members of the former management.

Operationally, the team developed and implemented a new tailings and water management plan for North Mara. The mine could then resume production and the ban on doré sales was lifted. Getting to grips with the geology, a new block model that confirmed the acquisition assumptions and upside, was completed. Ten new exploration permits around North Mara have also been awarded by the government.

A study on restarting the Bulyanhulu mine projected the resumption of underground mining activities at the end of 2020, in line with guidance. Work on the structural integrity of the metallurgical plant commenced upon completion of the Acacia transaction, and refurbishment of the shaft is scheduled to start in August.

Another study to determine extensions at Buzwagi is underway and a local content plan has been submitted to the government.

Mark Bristow says enormous progress has been made in fixing the Tanzanian situation, not least by concentrating on Barrick’s stakeholder engagement and community relations, with a focus on building a real social license at what were badly neglected but world-class assets.

“The foundation has been laid for delivery, and I can see North Mara and Bulyanhulu together eventually ranking as a Tier One12 complex, with annual production in excess of 500,000 ounces at a cost in the lower half of the industry curve, well beyond 10 years,” he says.

Face masks provided to employees and stakeholders across our Africa and Middle East operations have been sourced from local communities.

CORTEZ LEADS THE WAY IN NEVADA

Cortez continues to produce higher than planned ounces at a lower cost, confirming its status as Nevada Gold Mines’ flagship as well as the leader in the general move from lower grade open pit operations to higher grade underground mining.

Its outperformance is being driven by the underground operation, where improved efficiencies supported mining at higher production rates. On the back of this performance, the mineral resource management team has stepped up their game to test

BARRICK SECOND QUARTER 2020	5	PRESS RELEASE

for geological extensions and the potential feeders of the known mineralization which could significantly extend the Life of Mine, enabling it to maintain its Tier One status without the assistance of Goldrush.

During the past quarter, the Goldrush project team was integrated into the Cortez organization. Development of the Goldrush declines is ahead of plan and the transition from contractor to owner operation has been brought forward to 2020. The underground management team is currently developing operational readiness for the acceleration of the project, scheduled to expose first ore in the first half of 2021. Permits are expected in late 2021, paving the way for the start of final construction activities which Greg Walker, executive general manager, explains will further ensure the Cortez operations remains a long life, Tier One complex, one of three such operations in the Nevada Gold Mines portfolio.

In the meantime, Barrick’s nearby Fourmile project, which has not yet been included in the Nevada Gold Mines portfolio, has reported very significant drill results confirming the impressive high-grade of the mineralization as well as its exciting future potential.

EXPLORATION MAINTAINS BARRICK’S

FOCUS ON THE FUTURE

There were significant drill results from all regions during the past quarter.

Despite the challenges presented by the Covid-19 pandemic, Barrick’s exploration teams have continued to add to the mineral inventory that is needed to sustain a profitable mining enterprise.

During the past quarter, there were significant drill results from all regions. In Nevada, these included the high-grade intercepts at the Fourmile project, the highest grade ever intercept at North Leeville and the thick intercepts at Deep Post.

At Pueblo Viejo, in Dominican Republic, the first structural model and state-of-the-art geophysics have unlocked a new generation of targets, and at Loulo 3, in Mali, new intersections have confirmed that high-grade mineralization is still open down plunge. Also at Loulo, the high-grade Yalea transfer zone has been extended 480 metres beyond the 2019 block model and is still open down plunge. A greater than one-kilometre-long mineralized trend has been confirmed south of the Gounkoto open pit, also in Mali.

During the quarter, the exploration teams in Africa and the Middle East (AME) as well as Latin America (LATAM) were strengthened with the appointment of senior managers, Aoife

McGrath as vice president exploration for AME and Leandro Sastre as vice president exploration for LATAM.

McGrath has worked with and led exploration teams in Africa, North and South America and Europe, and her experience spans the full spectrum of company size and exploration stages. Named as one of the ‘Global 100 Inspirational Women in Mining’, she has been involved in a number of major discoveries and brings strong commercial skills to her new role.

Sastre was previously mine operations and technical services manager at Veladero. His wide skills base ranges from exploration through ore control to resource modelling. He was closely involved with Exeter’s discovery and delineation of the Caspiche orebody in Chile, now part of our Norte Abierto project, and the Cerro Moro orebody in Argentina, which is now an operating mine.

BARRICK SECOND QUARTER 2020	6	PRESS RELEASE

RECRUITING AND DEVELOPING A NEW

GENERATION OF LEADERS

Janet Camilo (left), the Dominican Republic’s Minister of Women, and Inka Mattila (right), UNDP resident representative, present the Gold Seal of Igualando RD to Juana Barceló (centre), Pueblo Viejo President, at a ceremony lauding the mine’s commitment to and progress in advancing gender equality in the workplace.

Barrick employs more than 20,000 people along with another 21,000 contractors in 12 countries across the world, and its recruitment and development policies are designed to ensure that they can be the best of the best.

The company has a strong tradition of hiring locally for operational as well as management roles. In its Africa and Middle East (AME) region, 76% of management positions are occupied by host country nationals. In North America (NA) that figure is 88% and in Latin America and Asia Pacific (LATAM & AP) it is 51%. Last quarter, only 10 foreign nationals were hired into management positions across all three regions.

To ensure that its people profile is aligned to societal and technological changes, Barrick is also driving the employment of younger candidates as well as women. In the year to date, new hire percentages under 30 years of age were 50% in AME, 46% in NA and 42% in LATAM & AP.

Mining is traditionally a male-dominated industry and Barrick is making a determined effort to recruit more women through targeted campaigns. In NA, 15% of employees are women, and 25% of new hires so far this year were women. In LATAM & AP, where 11% of all positions are held by women, hiring rates were 18% in Q1 and 33% in Q2, reflecting the region’s improving ability to source and employ women candidates. The AME region has cultural obstacles to the employment of women, but there too the position is improving, with new placements up to 10% from a 6% base.

Each region has identified high-potential women for further career development at all levels of the business. Barrick also has partnered with leading universities to customize development programs designed to meet its specific needs.

In NA, 40% of the current participants in Barrick’s Greenfields Talent Program are women, who spend 12 months working in an operational environment, then lead a crew for six months as relief supervisor before taking up their technical positions with

Nevada Gold Mines. The company’s Compass Development Program offers cross-functional modules ranging from geology through production to health and safety. Of the current group of participants in this program, 36% are women. Across AME, Barrick offers apprentice training leading to artisan status, and in NA, Nevada Gold Mines is the leading participant in the maintenance training cooperative program with Great Basin College.

“We want to have the right skills in the right jobs, but we also want to make sure that we have an appropriately diverse workforce, and that by investing in young people, we are building a new generation of leaders to take Barrick into the future,” says president and chief executive Mark Bristow.

PUEBLO VIEJO AWARDED GOLD SEAL FOR GENDER EQUALITY

The Gold Seal is the highest level of a new gender equality certification and it was awarded to Pueblo Viejo (PV) following a meticulous review by the Dominican Institute for Quality (INDOCAL), the Dominican Republic’s Ministry of Women and the United Nations Development Program (UNDP). At the same time, PV was also awarded the Nordom 775 certification for best practice in gender equality and equity.

The certifications reflect PV’s commitment to equal rights, benefits and opportunities for all employees, regardless of gender, and confirm that its workplace policies align with the United Nation’s Sustainable Development Goals and the Dominican Republic’s National Development Strategy with regard to reducing the gender pay gap and advancing women’s representation in leadership positions.

BARRICK SECOND QUARTER 2020	7	PRESS RELEASE

Appendix 1

2020 Operating and Capital Expenditure Guidance

GOLD PRODUCTION AND COSTS
	2020 forecast attributable production (000s oz)	2020 forecast cost of sales[15] ($/oz)	2020 forecast total cash costs[8] ($/oz)	2020 forecast all-in sustaining costs[8] ($/oz)

Carlin (61.5%)[16]	1,000 - 1,050	920 - 970	760 - 810	1,000 - 1,050

Cortez (61.5%)	450 - 480	980 - 1,030	640 - 690	910 - 960

Turquoise Ridge (61.5%)	430 - 460	900 - 950	540 - 590	690 - 740

Phoenix (61.5%)	100 - 120	1,850 - 1,900	700 - 750	920 - 970

Long Canyon (61.5%)	130 - 150	910 - 960	240 - 290	450 - 500

Nevada Gold Mines (61.5%)	2,100 - 2,250	970 - 1,020	660 - 710	880 - 930

Hemlo	200 - 220	960 - 1,010	800 - 850	1,200 - 1,250

North America	2,300 - 2,450	970 - 1,020	660 - 710	900 - 950

Pueblo Viejo (60%)	530 - 580	840 - 890	520 - 570	720 - 770

Veladero (50%)	240 - 270	1,220 - 1,270	670 - 720	1,250 - 1,300

Porgera (47.5%)[17]

Latin America & Asia Pacific	800 - 900	930 - 980	610 - 660	890 - 940

Loulo-Gounkoto (80%)	500 - 540	1,050 - 1,100	620 - 670	970 - 1,020

Kibali (45%)	340 - 370	1,030 - 1,080	600 - 650	790 - 840

North Mara (84%)[18]	240 - 270	750 - 800	570 - 620	830 - 880

Tongon (89.7%)	240 - 260	1,390 - 1,440	680 - 730	740 - 790

Bulyanhulu (84%)[18]	30 - 50	1,210 - 1,260	790 - 840	1,110 - 1,160

Buzwagi (84%)[18]	80 - 100	850 - 900	820 - 870	850 - 900
Africa & Middle East	1,450 - 1,600	1,040 - 1,090	640 - 690	870 - 920

Total Attributable to Barrick[18,19,20]	4,600 - 5,000	980 - 1,030	650 - 700	920 - 970

COPPER PRODUCTION AND COSTS
	2020 forecast attributable production (Mlbs)	2020 forecast cost of sales15 ($/lb)	2020 forecast C1 cash costs[11] ($/lb)	2020 forecast all-in sustaining costs[11] ($/lb)

Lumwana	250 - 280	2.20 - 2.40	1.50 - 1.70	2.30 - 2.60

Zaldívar (50%)	120 - 135	2.40 - 2.70	1.65 - 1.85	2.30 - 2.60

Jabal Sayid (50%)	60 - 70	1.75 - 2.00	1.40 - 1.60	1.50 - 1.70

Total Copper[21]	440 - 500	2.10 - 2.40	1.50 - 1.80	2.20 - 2.50

ATTRIBUTABLE CAPITAL EXPENDITURES
($ millions)

Attributable minesite sustaining	1,300 - 1,500

Attributable project	300 - 400

Total attributable capital expenditures[22]	1,600 - 1,900

2020 Outlook Assumptions and Economic Sensitivity Analysis23

	2020 Guidance		Impact on EBITDA
	Assumption	Hypothetical Change	(millions)[24]	Impact on AISC[8,11]

Gold revenue, net of royalties[25]	$1,350/oz	+$100/oz	+$655	+$4/oz

	$1,350/oz	-$100/oz	-$652	-$4/oz

Copper revenue, net of royalties	$2.75/lb	+/- $0.50/lb	+/-$125	+/- $0.02/lb

BARRICK SECOND QUARTER 2020	8	PRESS RELEASE

Appendix 2

Production and Cost Summary - Gold

				For the three months ended
	6/30/20	3/31/20	% Change	6/30/19	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz attributable basis)	521	526	(1)%	526	(1)%

Gold produced (000s oz 100% basis)	847	855	(1)%	548	55%

Cost of sales ($/oz)	1,055	995	6%	842	25%

Total cash costs ($/oz)[b]	728	690	6%	594	23%

All-in sustaining costs ($/oz)[b]	985	952	3%	752	31%

Carlin (61.5%)[c]

Gold produced (000s oz attributable basis)	235	253	(7)%	181	30%

Gold produced (000s oz 100% basis)	382	411	(7)%	181	111%

Cost of sales ($/oz)	1,037	970	7%	1,116	(7)%

Total cash costs ($/oz)[b]	850	776	10%	769	11%

All-in sustaining costs ($/oz)[b]	1,130	1,007	12%	1,088	4%

Cortez (61.5%)[d]

Gold produced (000s oz attributable basis)	132	128	3%	280	(53)%

Gold produced (000s oz 100% basis)	215	208	3%	280	(23)%

Cost of sales ($/oz)	870	876	(1)%	719	21%

Total cash costs ($/oz)[b]	613	614	0%	489	25%

All-in sustaining costs ($/oz)[b]	950	1,009	(6)%	561	69%

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz attributable basis)	79	84	(6)%	65	22%

Gold produced (000s oz 100% basis)	128	137	(6)%	87	47%

Cost of sales ($/oz)	1,073	1,032	4%	665	61%

Total cash costs ($/oz)[b]	753	668	13%	569	32%

All-in sustaining costs ($/oz)[b]	829	806	3%	667	24%

Phoenix (61.5%)[f]

Gold produced (000s oz attributable basis)	35	35	0%

Gold produced (000s oz 100% basis)	57	57	0%

Cost of sales ($/oz)	1,726	1,583	9%

Total cash costs ($/oz)[b]	725	737	(2)%

All-in sustaining costs ($/oz)[b]	957	914	5%

Long Canyon (61.5%)[f]

Gold produced (000s oz attributable basis)	40	26	54%

Gold produced (000s oz 100% basis)	65	42	54%

Cost of sales ($/oz)	1,009	1,025	(2)%

Total cash costs ($/oz)[b]	308	345	(11)%

All-in sustaining costs ($/oz)[b]	430	561	(23)%
Pueblo Viejo (60%)

Gold produced (000s oz attributable basis)	111	143	(22)%	124	(10)%

Gold produced (000s oz 100% basis)	185	238	(22)%	207	(10)%

Cost of sales ($/oz)	935	767	22%	852	10%

Total cash costs ($/oz)[b]	579	502	15%	557	4%

All-in sustaining costs ($/oz)[b]	720	626	15%	702	3%

BARRICK SECOND QUARTER 2020	9	PRESS RELEASE

Production and Cost Summary - Gold (continued)

				For the three months ended
	6/30/20	3/31/20	% Change	6/30/19	% Change
Loulo-Gounkoto (80%)

Gold produced (000s oz attributable basis)	141	141	0%	147	(4)%

Gold produced (000s oz 100% basis)	176	177	0%	184	(4)%

Cost of sales ($/oz)	1,012	1,002	1%	1,072	(6)%

Total cash costs ($/oz)[b]	639	614	4%	598	7%

All-in sustaining costs ($/oz)[b]	1,030	891	16%	811	27%
Kibali (45%)

Gold produced (000s oz attributable basis)	90	91	(1)%	95	(5)%

Gold produced (000s oz 100% basis)	201	201	(1)%	211	(5)%

Cost of sales ($/oz)	1,067	1,045	2%	868	23%

Total cash costs ($/oz)[b]	617	582	6%	540	14%

All-in sustaining costs ($/oz)[b]	739	773	(4)%	651	14%
Veladero (50%)

Gold produced (000s oz attributable basis)	49	75	(35)%	75	(35)%

Gold produced (000s oz 100% basis)	98	150	(35)%	150	(35)%

Cost of sales ($/oz)	1,228	1,182	4%	1,186	4%

Total cash costs ($/oz)[b]	801	788	2%	746	7%

All-in sustaining costs ($/oz)[b]	1,383	1,266	9%	1,046	32%
Porgera (47.5%)

Gold produced (000s oz attributable basis)	24	62	(61)%	61	(61)%

Gold produced (000s oz 100% basis)	51	131	(61)%	128	(61)%

Cost of sales ($/oz)	1,141	1,097	4%	1,032	11%

Total cash costs ($/oz)[b]	875	941	(7)%	893	(2)%

All-in sustaining costs ($/oz)[b]	1,046	1,089	(4)%	1,112	(6)%
Tongon (89.7%)

Gold produced (000s oz attributable basis)	64	61	5%	61	5%

Gold produced (000s oz 100% basis)	71	68	5%	68	5%

Cost of sales ($/oz)	1,275	1,368	(7)%	1,562	(18)%

Total cash costs ($/oz)[b]	688	762	(10)%	750	(8)%

All-in sustaining costs ($/oz)[b]	745	788	(5)%	802	(7)%
Hemlo

Gold produced (000s oz)	54	57	(5)%	55	(2)%

Cost of sales ($/oz)	1,268	1,119	13%	953	33%

Total cash costs ($/oz)[b]	1,080	945	14%	822	31%

All-in sustaining costs ($/oz)[b]	1,456	1,281	14%	1,015	43%
North Mara (84%)[g]

Gold produced (000s oz attributable basis)	68	65	5%	76	(11)%

Gold produced (000s oz 100% basis)	81	77	5%	119	(32)%

Cost of sales ($/oz)	1,040	959	8%	800	30%

Total cash costs ($/oz)[b]	724	646	12%	539	34%

All-in sustaining costs ($/oz)[b]	1,166	816	43%	675	73%
Buzwagi (84%)[g]

Gold produced (000s oz attributable basis)	20	22	(9)%	19	5%

Gold produced (000s oz 100% basis)	24	27	(9)%	30	(20)%

Cost of sales ($/oz)	909	1,373	(34)%	1,198	(24)%

Total cash costs ($/oz)[b]	751	1,275	(41)%	1,099	(32)%

All-in sustaining costs ($/oz)[b]	770	1,288	(40)%	1,150	(33)%

BARRICK SECOND QUARTER 2020	10	PRESS RELEASE

Production and Cost Summary - Gold (continued)

				For the three months ended
	6/30/20	3/31/20	% Change	6/30/19	% Change

Bulyanhulu (84%)[g]

Gold produced (000s oz attributable basis)	7	7	0%	6	17%

Gold produced (000s oz 100% basis)	8	9	0%	9	(11)%

Cost of sales ($/oz)	1,658	1,685	(2)%	1,217	36%

Total cash costs ($/oz)[b]	950	686	38%	525	81%

All-in sustaining costs ($/oz)[b]	1,014	906	12%	666	52%
Kalgoorlie (50%)[h]

Gold produced (000s oz attributable basis)				57	(100)%

Gold produced (000s oz 100% basis)				114	(100)%

Cost of sales ($/oz)				1,038	(100)%

Total cash costs ($/oz)[b]				846	(100)%

All-in sustaining costs ($/oz)[b]				1,204	(100)%
Total Attributable to Barrick[i]

Gold produced (000s oz)	1,149	1,250	(8)%	1,353	(15)%

Cost of sales ($/oz)[j]	1,075	1,020	5%	964	12%

Total cash costs ($/oz)[b]	716	692	3%	651	10%

All-in sustaining costs ($/oz)[b]	1,031	954	8%	869	19%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used to the most directly comparable IFRS measure, please see pages 79 to 103 of our second quarter MD&A.

c.

On July 1, 2019, Barrick’s Goldstrike and Newmont’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including NGM’s 60% share of South Arturo) on a 61.5% basis thereafter.

d.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through to the end of the second quarter of 2019, with our joint venture partner, Newmont, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge as well as Newmont’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	A 61.5% interest in these sites was acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.

g.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results are included at 100% from October 1, 2019 to December 31, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), and on an 84% basis thereafter as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

h.

On November 28, 2019, we completed the sale of our 50% interest in Kalgoorlie in Western Australia to Saracen Mineral Holdings Limited for total cash consideration of $750 million. Accordingly, these represent our 50% interest until November 28, 2019.

i.

Excludes Pierina; Lagunas Norte starting in the fourth quarter of 2019; and Golden Sunlight and Morila (40%) starting in the third quarter of 2019 which are producing incidental ounces as they reach the end of their mine lives.

j.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding sites in care and maintenance) divided by gold equity ounces sold.

BARRICK SECOND QUARTER 2020	11	PRESS RELEASE

Production and Cost Summary - Copper

				For the three months ended
	6/30/20	3/31/20	% Change	6/30/19	% Change
Lumwana

Copper production (Mlbs)	72	64	13%	49	47%

Cost of sales ($/lb)	2.06	1.94	6%	2.07	0%

C1 cash costs ($/lb)[a]	1.55	1.63	(5)%	1.70	(9)%

All-in sustaining costs ($/lb)[a]	2.27	2.26	0%	2.78	(18)%

Zaldívar (50%)

Copper production (Mlbs attributable basis)	28	31	(10)%	32	(13)%

Copper production (Mlbs 100% basis)	56	62	(10)%	64	(13)%

Cost of sales ($/lb)	2.52	2.39	5%	2.32	9%

C1 cash costs ($/lb)[a]	1.79	1.71	5%	1.61	11%

All-in sustaining costs ($/lb)[a]	2.09	1.99	5%	1.85	13%

Jabal Sayid (50%)

Copper production (Mlbs attributable basis)	20	20	0%	16	25%

Copper production (Mlbs 100% basis)	40	40	0%	32	25%

Cost of sales ($/lb)	1.41	1.28	10%	1.45	(3)%

C1 cash costs ($/lb)[a]	1.14	0.97	18%	1.22	(7)%

All-in sustaining costs ($/lb)[a]	1.41	1.11	27%	1.31	8%

Total Copper

Copper production (Mlbs attributable basis)	120	115	4%	97	24%

Cost of sales ($/lb)[b]	2.08	1.96	6%	2.04	2%

C1 cash costs ($/lb)[a]	1.55	1.55	0%	1.59	(3)%

All-in sustaining costs ($/lb)[a]	2.15	2.04	5%	2.28	(6)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used to the most directly comparable IFRS measure, please see pages 79 to 103 of our second quarter MD&A.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

BARRICK SECOND QUARTER 2020	12	PRESS RELEASE

Technical Information

The scientific and technical information contained in this press release has been reviewed and approved by Steven Yopps, MMSA, Director - Metallurgy, North America; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2019.

Endnotes

Endnote 1

“Free cash flow” is a non-GAAP financial performance measure which deducts capital expenditures from net cash provided by operating activities. Barrick believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on this non-GAAP measure are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)		For the three months ended		For the six months ended
	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19
Net cash provided by operating activities	1,031	889	434	1,920	954

Capital expenditures	(509)	(451)	(379)	(960)	(753)
Free cash flow	522	438	55	960	201

Endnote 2

“Adjusted net earnings” and “adjusted net earnings per share” are non-GAAP financial performance measures. Adjusted net earnings excludes the following from net earnings: certain impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments; gains (losses) and other one-time costs relating to acquisitions or dispositions; foreign currency translation gains (losses); significant tax adjustments not related to current period earnings; unrealized gains (losses) on non-hedge derivative instruments; and the tax effect and non-controlling interest of these items. The Company uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings is a useful measure of our performance because these adjusting items do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2020	13	PRESS RELEASE

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19
Net earnings attributable to equity holders of the Company	357	400	194	757	305

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	23	(336)	12	(313)	15

Acquisition/disposition (gains) losses[b]	8	(60)	(12)	(52)	(12)

Loss (gain) on currency translation	2	16	(6)	18	16

Significant tax adjustments[c]	(7)	(44)	(83)	(51)	(75)

Other expense adjustments[d]	48	98	58	146	104

Tax effect and non-controlling interest[e]	(16)	211	(9)	195	(15)
Adjusted net earnings	415	285	154	700	338

Net earnings per share[f]	0.20	0.22	0.11	0.43	0.17

Adjusted net earnings per share[f]	0.23	0.16	0.09	0.39	0.19

a.

Net impairment charges for the three month period ended June 30, 2020 relate to miscellaneous assets. For the three month period ended March 31, 2020 and the six month period ended June 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

b.	Acquisition/disposition gains for the three month period ended March 31, 2020 and the six month period ended June 30, 2020 primarily relate to the gain on the sale of Massawa.
c.

Significant tax adjustments for the three month period ended March 31, 2020 and the six month period ended June 30, 2020 primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the GoT. For the three and six month periods ended June 30, 2019, significant tax adjustments primarily relate to an adjustment to deferred taxes at Veladero. Refer to Note 10 to the Financial Statements for more information.

d.

Other expense adjustments for the three and six month period ended June 30, 2020 primarily relate to care and maintenance expenses at Porgera and Covid-19 donations. The six month period ended June 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three month period ended March 31, 2020, other expense adjustments primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and losses on debt extinguishment. Other expense adjustments for the three and six month periods ended June 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines.

e.	Tax effect and non-controlling interest for the three month periods ended March 31, 2020 and December 31, 2019 primarily relates to the net impairment reversals related to long-lived assets.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Endnote 3

“Realized price” is a non-GAAP financial measure which excludes from sales: unrealized gains and losses on non-hedge derivative contracts; unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts; sales attributable to ore purchase arrangements; treatment and refining charges; export duties; and cumulative catch-up adjustments to revenue relating to our streaming arrangements. This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production. The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

BARRICK SECOND QUARTER 2020	14	PRESS RELEASE

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
				For the three months ended				For the six months ended
	6/30/20	3/31/20	6/30/19	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19	6/30/20	6/30/19
Sales	2,812	2,593	1,937	184	99	103	5,405	3,843	283	266

Sales applicable to non-controlling interests	(822)	(770)	(240)	0	0	0	(1,592)	(464)	0	0

Sales applicable to equity method investments[a,b]	172	147	135	120	107	124	319	264	227	245

Realized non-hedge gold/copper derivative

(losses) gains	0	0	1	0	0	0	0	1	0	0

Sales applicable to sites in care and maintenance[c]	(53)	(46)	(26)	0	0	0	(99)	(52)	0	0

Treatment and refinement charges	2	0	0	40	39	25	2	0	79	56

Other[d]	0	15	0	0	0	0	15	0	0	0
Revenues – as adjusted	2,111	1,939	1,807	344	245	252	4,050	3,592	589	567
Ounces/pounds sold (000s ounces/millions pounds)[c]	1,224	1,220	1,372	123	110	96	2,444	2,737	233	199
Realized gold/copper price per ounce/pound[e]	1,725	1,589	1,317	2.79	2.23	2.62	1,657	1,312	2.53	2.85

a.

Represents sales of $164 million and $304 million, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $140 million and June 30, 2019: $125 million and $242 million, respectively) applicable to our 45% equity method investment in Kibali and $nil and nil, respectively, (March 31, 2020: $nil and June 30, 2019: $10 million and $22 million, respectively) applicable to our 40% equity method investment in Morila for gold. Represents sales of $78 million and $150 million, respectively, for the three and six months ended June 30, 2020 (March 31, 2020: $72 million and June 30, 2019: $86 million and $167 million, respectively) applicable to our 50% equity method investment in Zaldívar and $46 million and $86 million, respectively (March 31, 2020: $40 million and June 30, 2019: $44 million and $88 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, from the calculation of realized price per ounce as they reach the end of their mine lives.

d.	Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2019 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Endnote 4

Includes North Mara, Bulyanhulu and Buzwagi on a 84% basis starting January 1, 2020 (and on a 63.9% basis from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience, and on a 100% basis from October 1, 2019 to December 31, 2019), Pueblo Viejo on a 60% basis, South Arturo on a 36.9% basis from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 60% basis from January 1, 2019 to June 30, 2019), Veladero on a 50% basis, Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis, and Morila on a 40% basis until the second quarter of 2019, which reflects our equity share of production and sales. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

Endnote 5

Net earnings (loss) represents net earnings (loss) attributable to the equity holders of the Company.

Endnote 6

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo, 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali, 40% share of Morila and 60% share of South Arturo (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), our 84% share of Tanzania starting January 1, 2020 (63.9% share from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience, and 100% share from October 1, 2019 to December 31, 2019) and our 50% share of Zaldívar and Jabal Sayid. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

Endnote 7

Gold cost of sales (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding sites in care and maintenance) divided by ounces sold.

Endnote 8

“Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are non-GAAP financial performance measures. “Total cash costs” per ounce starts with cost of sales related to gold production but removes depreciation, the noncontrolling interest of cost of sales, and includes by product credits. “All-in sustaining costs” per ounce begin with “Total cash costs” per ounce and add further costs which reflect the expenditures made to maintain current production levels, primarily sustaining capital expenditures, sustaining leases, general & administrative costs, minesite exploration and

BARRICK SECOND QUARTER 2020	15	PRESS RELEASE

evaluation costs, and reclamation cost accretion and amortization. “All-in costs” per ounce starts with “All-in sustaining costs” per ounce and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures and other nonsustaining costs. Barrick believes that the use of “total cash costs” per ounce, “all-in sustaining costs” per ounce and “All-in costs” per ounce will assist investors, analysts and other stakeholders in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “Total cash costs” per ounce, “All-in sustaining costs” per ounce and “All-in costs” per ounce are intended to provide additional information only and do not have any standardized meaning under IFRS. Although a standardized definition of all-in sustaining costs was published in 2013 by the World Gold Council (a market development organization for the gold industry comprised of and funded by 25 gold mining companies from around the world, including Barrick), it is not a regulatory organization, and other companies may calculate this measure differently. Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)			For the three months ended		For the six months ended
	Footnote	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19
Cost of sales applicable to gold production		1,740	1,643	1,437	3,383	2,787

Depreciation		(498)	(474)	(431)	(972)	(815)

Cash cost of sales applicable to equity method investments		62	52	62	114	124

By-product credits		(59)	(29)	(23)	(88)	(47)

Realized (gains) losses on hedge and non-hedge derivatives	a	1	0	(1)	1	(1)

Non-recurring items	b	0	0	(9)	0	(29)

Other	c	(26)	(27)	(26)	(53)	(46)

Non-controlling interests	d	(336)	(316)	(112)	(652)	(213)
Total cash costs		884	849	897	1,733	1,760
General & administrative costs		71	40	59	111	113

Minesite exploration and evaluation costs	e	23	15	12	38	23

Minesite sustaining capital expenditures	f	420	370	267	790	520

Sustaining leases		10	0	8	10	18

Rehabilitation - accretion and amortization (operating sites)	g	12	14	16	26	30

Non-controlling interest, copper operations and other	h	(158)	(125)	(76)	(283)	(151)
All-in sustaining costs		1,262	1,163	1,183	2,425	2,313
Project exploration and evaluation and project costs	e	55	56	86	111	149

Community relations costs not related to current operations		0	1	0	1	1

Project capital expenditures	f	85	76	108	161	228

Rehabilitation - accretion and amortization (non-operating sites)	g	4	2	7	6	14

Non-controlling interest and copper operations and other	h	(36)	(17)	(28)	(53)	(31)
All-in costs		1,370	1,281	1,356	2,651	2,674
Ounces sold - equity basis (000s ounces)	i	1,224	1,220	1,372	2,444	2,737
Cost of sales per ounce	j,k	1,075	1,020	964	1,048	956
Total cash costs per ounce	k	716	692	651	704	641

Total cash costs per ounce (on a co-product basis)	k,l	747	705	663	726	654
All-in sustaining costs per ounce	k	1,031	954	869	993	842
All-in sustaining costs per ounce (on a co-product basis)	k,l	1,062	967	881	1,015	855
All-in costs per ounce	k	1,118	1,052	999	1,085	976
All-in costs per ounce (on a co-product basis)	k,l	1,149	1,065	1,011	1,107	989

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $nil and June 30, 2019: $nil and $nil, respectively), and realized non-hedge losses of $1 million and $1 million, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $nil and June 30, 2019: gains of $1 million and $1 million, respectively). Refer to note 5 to the Financial Statements for further information.

BARRICK SECOND QUARTER 2020	16	PRESS RELEASE

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and six month period ended June 30, 2020 include the removal of total cash costs and by-product credits associated with: our Pierina mine; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, which all are producing incidental ounces as they reach the end of their mine lives of $26 million and $51 million, respectively, (March 31, 2020: $25 million; June 30, 2019: $19 million and $37 million, respectively, relating to Pierina only).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $495 million and $961 million, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $466 million and June 30, 2019: $171 million and $323 million, respectively). Non-controlling interests include Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Nevada Gold Mines starting July 1, 2019. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 72 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo, the Goldrush exploration declines, the restart of mining activities at Bulyanhulu, and construction of the third shaft at Turquoise Ridge. Refer to page 71 of this MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of North Mara, Bulyanhulu and Buzwagi (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), Pueblo Viejo, Loulo-Gounkoto and Tongon operating segments and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Also removes the non-controlling interest of Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019. The impact is summarized as the following:

($ millions)		For the three months ended		For the six months ended
Non-controlling interest, copper operations and other	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19
General & administrative costs	(8)	(6)	(23)	(14)	(33)

Minesite exploration and evaluation expenses	(8)	(3)	0	(11)	(1)

Rehabilitation - accretion and amortization (operating sites)	(4)	(4)	(1)	(8)	(2)

Minesite sustaining capital expenditures	(138)	(112)	(52)	(250)	(115)
All-in sustaining costs total	(158)	(125)	(76)	(283)	(151)
Project exploration and evaluation and project costs	(9)	(3)	(26)	(12)	(28)

Project capital expenditures	(27)	(14)	(2)	(41)	(3)
All-in costs total	(36)	(17)	(28)	(53)	(31)

i.	Ounces sold - equity basis

Figures remove the impact of: Pierina; Golden Sunlight and Morila starting in the third quarter of 2019; and Lagunas Norte starting in the fourth quarter of 2019, which are producing incidental ounces as they reach the end of their mine lives.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $4 million and $10 million, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $6 million and June 30, 2019: $44 million and $71 million, respectively); starting in the third quarter of 2019, Golden Sunlight of $nil and $nil, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $nil and June 30, 2019: $nil and $nil, respectively) and Morila of $8 million and $14 million, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $6 million and June 30, 2019: $nil and $nil, respectively); and starting in the fourth quarter of 2019, Lagunas Norte of $23 million and $43 million, respectively, for the three and six month periods ended June 30, 2020 (March 31, 2020: $21 million and June 30, 2019: $nil and $nil, respectively), which are producing incidental ounces as as they reach the end of their mine lives. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% of Loulo- Gounkoto, 10.3% of Tongon, 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the effective date of the GoT’s free carried interest (36.1% up until September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 38.5% Nevada Gold Mines is also removed from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2020	17	PRESS RELEASE

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)		For the three months ended		For the six months ended
	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19
By-product credits	59	29	23	88	47

Non-controlling interest	(22)	(15)	(7)	(37)	(15)
By-product credits (net of non-controlling interest)	37	14	16	51	32

Endnote 9

Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.

Endnote 10

Copper cost of sales (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by pounds sold.

Endnote 11

“C1 cash costs” per pound and “All-in sustaining costs” per pound are non-GAAP financial performance measures. “C1 cash costs” per pound is based on cost of sales but excludes the impact of depreciation and royalties and production taxes and includes treatment and refinement charges. “All-in sustaining costs” per pound begins with “C1 cash costs” per pound and adds further costs which reflect the additional costs of operating a mine, primarily sustaining capital expenditures, general & administrative costs and royalties and production taxes. Barrick believes that the use of “C1 cash costs” per pound and “all-in sustaining costs” per pound will assist investors, analysts, and other stakeholders in understanding the costs associated with producing copper, understanding the economics of copper mining, assessing our operating performance, and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. “C1 cash costs” per pound and “All-in sustaining costs” per pound are intended to provide additional information only, do not have any standardized meaning under IFRS, and may not be comparable to similar measures of performance presented by other companies. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)		For the three months ended		For the six months ended
	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19
Cost of sales	153	124	101	277	232

Depreciation/amortization	(63)	(43)	(28)	(106)	(70)

Treatment and refinement charges	40	39	25	79	56

Cash cost of sales applicable to equity method investments	72	66	69	138	135

Less: royalties and production taxes[a]	(11)	(11)	(9)	(22)	(21)

By-product credits	(3)	(3)	(2)	(6)	(5)

Other	0	0	(5)	0	(5)
C1 cash costs	188	172	151	360	322

General & administrative costs	6	3	6	9	11

Rehabilitation - accretion and amortization	2	3	3	5	6

Royalties and production taxes[a]	11	11	9	22	21

Minesite exploration and evaluation costs	1	1	1	2	3

Minesite sustaining capital expenditures	52	32	48	84	107

Sustaining leases	2	3	1	5	2
All-in sustaining costs	262	225	219	487	472
Pounds sold - consolidated basis (millions pounds)	123	110	96	233	199
Cost of sales per pound[b,c]	2.08	1.96	2.04	2.03	2.13
C1 cash cost per pound[b]	1.55	1.55	1.59	1.55	1.62
All-in sustaining costs per pound[b]	2.15	2.04	2.28	2.10	2.37

a.

For the three and six month period ended June 30, 2020, royalties and production taxes include royalties of $11 million and $22 million respectively (March 31, 2020: $11 million and June 30, 2019: $9 million and $21 million respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK SECOND QUARTER 2020	18	PRESS RELEASE

Endnote 12

Barrick defines a Tier One mine as one that produces in excess of 500,000 ounces of gold per annum and has a life of at least 10 years.

Endnote 13

On a 100% basis and pending completion of updated feasibility studies at Bulyanhulu.

Endnote 14

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Endnote 15

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo; 20% Loulo-Gounkoto; 10.3% Tongon; 16% North Mara, Bulyanhulu and Buzwagi starting January 1, 2020, the date the GoT’s 16% free carried interest was made effective (36.1% from January 1, 2019 to September 30, 2019; notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience); 63.1% South Arturo from cost of sales from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines (and on a 40% basis from January 1, 2019 to June 30, 2019); and our proportionate share of cost of sales attributable to equity method investments (Kibali, and Morila until the second quarter of 2019), divided by attributable gold ounces. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

Endnote 16

Includes our 36.9% share of South Arturo.

Endnote 17

Based on the communication we received from the Government of Papua New Guinea that the SML will not be extended, Porgera was placed on temporary care and maintenance on April 25, 2020 to ensure the safety and security of our employees and communities. Due to the uncertainty related to the timing and scope of future developments on the mine’s operating outlook, our full year 2020 guidance for Porgera has been withdrawn.

Endnote 18

Amounts are on an 84% basis as the GoT’s 16% free-carried interest was made effective from January 1, 2020.

Endnote 19

Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.

Endnote 20

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, Lagunas Norte, Golden Sunlight and Morila (40%).

Endnote 21

Includes corporate administration costs.

Endnote 22

2020 Guidance includes our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Zaldívar and Jabal Sayid, and our 45% of Kibali, and our share of joint operations.

Endnote 23

Reflects the impact of the full year.

Endnote 24

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings: income tax expense; finance costs; finance income; and depreciation. Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; unrealized gains on non-hedge derivative instruments; and the impact of the income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our full

BARRICK SECOND QUARTER 2020	19	PRESS RELEASE

business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented. EBITDA and adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Further details on these non-GAAP measures are provided in the MD&A accompanying Barrick’s financial statements filed from time to time on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)		For the three months ended		For the six months ended
	6/30/20	3/31/20	6/30/19	6/30/20	6/30/19
Net earnings (loss)	622	663	223	1,285	363

Income tax expense	258	386	41	644	208

Finance costs, net[a]	74	88	98	162	198

Depreciation	566	524	466	1,090	901
EBITDA	1,520	1,661	828	3,181	1,670
Impairment charges (reversals) of long-lived assets[b]	23	(336)	12	(313)	15
Acquisition/disposition (gains) losses[c]	8	(60)	(12)	(52)	(12)
Loss (gain) on currency translation	2	16	(6)	18	16
Other expense (income) adjustments[d]	48	98	58	146	104

Income tax expense, net finance costs, and depreciation from equity investees	96	87	92	183	181

Adjusted EBITDA	1,697	1,466	972	3,163	1,974

a.	Finance costs exclude accretion.
b.

Net impairment charges for the three month period ended June 30, 2020 relate to miscellaneous assets. For the three month period ended March 31, 2020 and the six month period ended June 30, 2020, net impairment reversals primarily relate to non-current asset reversals at our Tanzanian assets.

c.	Acquisition/disposition gains for the three month period ended March 31, 2020 and the six month period ended June 30, 2020 primarily relate to the gain on the sale of Massawa.
d.

Other expense adjustments for the three and six month period ended June 30, 2020 primarily relate to care and maintenance expenses at Porgera and Covid-19 donations. The six month period ended June 30, 2020 was further impacted by changes in the discount rate assumptions on our closed mine rehabilitation provision. For the three month period ended March 31, 2020, other expense adjustments primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and losses on debt extinguishment. Other expense adjustments for the three and six month periods ended June 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines.

Endnote 25

Due to our hedging activities, which are reflected in these sensitivities, we are partially protected against changes in these factors.

BARRICK SECOND QUARTER 2020	20	PRESS RELEASE

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD    The New York Stock Exchange

ABX       The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

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Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and chief executive

Mark Bristow

+1 647 205 7694

+44 788 071 1386

SEVP and chief financial officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “deliver”, “plan”, “objective”, “expected”, “potential”, “strategy”, “will”, “continues”, “ongoing” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and estimates of future costs; Barrick’s non-core asset disposal strategy; potential extensions to life of mine, including at Hemlo; production rates, including potential production from North Mara and Bulyanhulu; Barrick’s response to the government of Papua New Guinea’s decision not to extend Porgera’s Special Mining Lease; the duration of the temporary suspension of operations at Porgera; potential mineralization; potential exploration targets and mineral resource potential, including reserve replenishment; future dividend levels; Barrick’s engagement with local communities to manage the Covid-19 pandemic; future investments in community projects and contributions to local economies; the new joint venture with the Government of Tanzania; timing of resumption of production at Bulyanhulu; timing of development of the Goldrush declines; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures, including our ability to successfully reintegrate Acacia’s operations; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2020 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.